CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Annual Review Notes due 2010	$24,455,000.00	$750.77

Pricing Supplement To prospectus dated January 25, 2006, and prospectus supplement for review notes dated December 7, 2006	Pricing Supplement No. 304 to Registration Statement No. 333-131266 Dated June 8, 2007; Rule 424(b)(2)

Structured Investments	Morgan Stanley $24,455,000 Lesser Index Annual Review Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index due June 22, 2010
General
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The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three annual Review Dates, both the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are at or above their respective Call Levels applicable to that Review Date. If the notes are not automatically called, investors are protected at maturity against up to a 10% decline of either index or both indices on the final Review Date but will lose some or all of their principal if either index or both indices decline by more than 10% from their respective Initial Index Levels. Investors in the notes must be willing to accept this risk of loss of principal, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a call premium payment if the notes are called.

•	The first Review Date, and therefore the earliest date on which a call may be initiated, is June 17, 2008.
•	Senior unsecured obligations of Morgan Stanley maturing June 22, 2010†.
•	Minimum purchase of $50,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on June 8, 2007 and are expected to settle on or about June 15, 2007.
Key Terms
Indices:	The Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index (each an “index,” and collectively the “indices”).
Automatic Call:

On any Review Date, if the Index Closing Level for each index is greater than or equal to its respective Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level:	First Review Date: Second Review Date: Final Review Date:	90% of the Initial Index Level for each index 100% of the Initial Index Level for each index 100% of the Initial Index Level for each index
Payment if called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus the product of $1,000 and the applicable call premium, calculated as follows:
• 16.80% x $1,000 if called on the first Review Date
• 33.60% x $1,000 if called on the second Review Date
• 50.40% x $1,000 if called on the final Review Date

Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of either index or both indices. If, on the final Review Date, neither index has declined by more than 10% from its respective Initial Index Level, you will receive the principal amount of your notes at maturity. If, on the final Review Date, either index has declined by more than 10% from its respective Initial Index Level, you will lose 1.1111% of the principal amount of your notes for every 1% that the Lesser Performing Index declines below 10% of the Initial Index Level for the Lesser Performing Index and your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (the Lesser Index Return + 10%) x 1.1111]

where the “Lesser Index Return” is the lower of the Index Return for the Dow Jones EURO STOXX 50® Index and the Index Return for the Nikkei 225 Index.
If the notes are not called and the Lesser Index Return reflects a decline of more than 10%, you will lose some or all of your investment at maturity.

Buffer:	10%
Index Return:	For each index, the performance of the index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
If the notes have not been called, the Index Return will be negative.
Initial Index Level:	For each index, the index closing level on June 8, 2007, which were 4,376.42 and 17,779.09 for the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index, respectively.
Ending Index Level:	For each index, the index closing level on the final Review Date.
Lesser Performing Index:	The index with the Lesser Index Return
Review Dates†:	June 17, 2008 (first Review Date), June 17, 2009 (second Review Date) and June 17, 2010 (final Review Date)
Listing:	The notes will not be listed on any securities exchange.
Maturity Date† :	June 22, 2010
CUSIP:	61747YCC7
†	Subject to postponement in the event of a market disruption event and as described under “Description of Review Notes – Review Notes Linked to a Single Index – Payment Pursuant to Our Automatic Call” or “Description of Review Notes – Review Notes Linked to a Single Index – Payment at Maturity,” as applicable, in the accompanying prospectus supplement for review notes.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-10 of the accompanying prospectus supplement for review notes and “Selected Risk Considerations” beginning on page 4 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of pricing supplement or the accompanying prospectus supplement for review notes and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Company
Per note	$1,000	$20	$980
Total	$24,455,000	$428,100	$23,965,900
(1)	Certain fiduciary accounts will pay a purchase price of $980 per note, and the placement agents, with respect to sales made to such accounts, will forego any fees.
(2)	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., acting as placement agents for the notes, will receive a fee from the Company of $20 per $1,000 principal amount note, but will forego any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
 Placement Agent

June 8, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES
You should read this pricing supplement together with the prospectus dated January 25, 2006, as supplemented by the prospectus supplement for review notes dated December 7, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the preliminary terms related hereto dated June 6, 2007 and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for review notes, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site as changed):

  Prospectus Supplement for Review Notes dated December 7, 2006:
       http://www.sec.gov/Archives/edgar/data/895421/000095010306002758/dp04182_424b2.htm

  Prospectus dated January 25, 2006:
       http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in this pricing supplement are defined in the prospectus supplement for review notes or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refer to Morgan Stanley.

Hypothetical Examples of Amounts Payable upon Automatic Call or Redemption at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the indices as shown under the column “Level of Index with Lesser Return Appreciation/Depreciation at Review Date.” The table below is based on the following assumptions:
•	the index with the lesser return for the entire term of the notes will be the Dow Jones EURO STOXX 50® Index. We make no representation or warranty as to which of the indices will be the index with the lesser return for purposes of calculating your return on the notes on any Review Date or at maturity;
•	a Call Level of 3,960 for the index with the lesser return on the first Review Date and a Call Level equal to a hypothetical Initial Index Level of 4,400 for the index with the lesser return on the second and final Review Dates;
•	the call premiums used to calculate the call price applicable to the first, second and final Review Dates are 16.80%, 33.60% and 50.40%, respectively, regardless of the appreciation of the index with the lesser return, which may be significant; and
•	payment on any Review Date assumes that each index closing level on all earlier Review Dates was not greater than or equal to the Call Level.

There will be only one payment on the notes, whether automatically called or redeemed at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Level of Index with Lesser Return at Review Date	Level of Index with Lesser Return Appreciation/Depreciation at Review Date	Total Return if called at First Review Date	Total Return if called at Second Review Date	Total Return at Final Review Date

7920.00	80.00%	16.80%	33.60%	50.40%

7480.00	70.00%	16.80%	33.60%	50.40%

7040.00	60.00%	16.80%	33.60%	50.40%

6600.00	50.00%	16.80%	33.60%	50.40%

6160.00	40.00%	16.80%	33.60%	50.40%

5720.00	30.00%	16.80%	33.60%	50.40%

5280.00	20.00%	16.80%	33.60%	50.40%

5060.00	15.00%	16.80%	33.60%	50.40%

4840.00	10.00%	16.80%	33.60%	50.40%

4620.00	5.00%	16.80%	33.60%	50.40%

4400.00	0.00%	16.80%	33.60%	50.40%

4395.60	-0.10%	16.80%	N/A	0.00%

4180.00	-5.00%	16.80%	N/A	0.00%

3960.00	-10.00%	16.80%	N/A	0.00%

3740.00	-15.00%	N/A	N/A	-5.56%

3520.00	-20.00%	N/A	N/A	-11.11%

3080.00	-30.00%	N/A	N/A	-22.22%

2640.00	-40.00%	N/A	N/A	-33.33%

2200.00	-50.00%	N/A	N/A	-44.44%

1760.00	-60.00%	N/A	N/A	-55.56%

1320.00	-70.00%	N/A	N/A	-66.67%

880.00	-80.00%	N/A	N/A	-77.78%

440.00	-90.00%	N/A	N/A	-88.89%

0	-100.00%	N/A	N/A	-100.00%

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The following examples illustrate how the total returns set forth in the table above are calculated.
Example 1: The level of the index with the lesser return on the first Review Date decreases from the Initial Index Level of 4,400 to an index closing level of 4,180 on the first Review Date. Because the index closing level of the index with the lesser return on the first Review Date of 4,180 is greater than the corresponding Call Level of 3,960, the notes are automatically called, and the investor receives a single payment of $1,168 per $1,000 principal amount note. There will be no further payments on the notes.

Example 2: The level of the index with the lesser return decreases from the Initial Index Level of 4,400 to an index closing level of 3,740 on the first Review Date, 4,180 on the second Review Date, and 3,960 on the final Review Date. Because (a) the index closing level of the index with the lesser return on the first Review Date (3,740) is less than the corresponding Call Level of 3,960, (b) the index closing level of the index with the lesser return on each of the other Review Dates (4,180 and 3,960) is less than the corresponding Call Level of 4,400, and (c) the Ending Index Level of the Lesser Performing Index has not declined by more than 10% from the Initial Index Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the index with the lesser return decreases from the Initial Index Level of 4,400 to an index closing level of 3,740 on the first Review Date, 3,960 on the second Review Date, and 3,520 on the final Review Date. Because (a) the index closing level of the index with the lesser return on the first Review Date (3,740) is less than the corresponding Call Level of 3,960, (b) the index closing level of the index with the lesser return on each of the other Review Dates (3,960 and 3,520) is less than the corresponding Call Level of 4,400, and (c) the Ending Index Level of the Lesser Performing Index is more than 10% below the Initial Index Level, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  STEP-UP APPRECIATION POTENTIAL – If the index closing level for each index is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) 16.80% x $1,000 if called on the first Review Date; (ii) 33.60% x $1,000 if called on the second Review Date; or (iii) 50.40% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, the payment of any amount, whether due to an automatic call or a Payment at Maturity, is subject to our ability to pay our obligations as they become due.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC CALL FEATURE – While the original term of the notes is just over three years, the notes will be called before maturity if the closing levels of both indices are at or above the Call Level on any Review Date and you will be entitled to the applicable payment corresponding to that Review Date as set forth on the cover of this pricing supplement.
  LIMITED PROTECTION AGAINST LOSS – If the notes are not called and neither Ending Index Level declines by more than 10% from its respective Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level for either index declines by more than 10% from its respective Initial Index Level, for every 1% that the Lesser Performing Index has declined below 10% of its respective Initial Index Level, you will lose an amount equal to 1.1111% of the principal amount of your notes.
  DIVERSIFICATION OF THE INDICES — The return on the notes at maturity is linked to the Lesser Performing Index which will be either the Nikkei 225 Index or the Dow Jones EURO STOXX 50® Index. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and, therefore, are among the most actively traded on that exchange. The Nikkei 225 Index is an intellectual property of Nikkei Inc. Nikkei Inc. was formerly known as Nihon Keizai Shimbum, Inc. The name was changed on January 1, 2007. “Nikkei,” “Nikkei 225” and “Nikkei Stock Average” are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Nikkei 225 Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal and Spain. It is a free float adjusted market capitalization index representing the largest companies of the aforementioned countries across all market sectors. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about the indices, see the information set forth under “Underlying Indices and Underlying Index Publishers Information— Dow Jones EURO STOXX 50® Index” and “— Nikkei 225 Index” in Annex A of the accompanying prospectus supplement for review notes.
  CAPITAL GAINS TAX TREATMENT – You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for review notes which contains the opinion of our special tax counsel, Davis Polk & Wardwell, with respect to the tax consequences of an investment in the notes. Based on that opinion, subject to the conditions and limitations set forth in the section entitled “United StatesFederal Taxation” in the accompanying prospectus supplement for review notes, we believe that it is reasonableto treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income taxpurposes. Assuming this characterization is respected, your gain or loss on the notes should be treated aslong-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of

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notes at a price that is below the principal amount of the notes. However, the Internal Revenue Service or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax advisor regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the index or any of the component stocks of the index. These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for review notes.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR PRINCIPAL – If the notes are not called and the Ending Index Level of either index declines by more than 10% from its respective Initial Index Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Index Level of the Lesser Performing Index from its respective Initial Index Level below the 10% Buffer. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.
  THE RETURN ON THE NOTES AT MATURITY IS LINKED TO THE LESSER PERFORMING INDEX — You may receive a lower payment at maturity than you would have received if you had invested in the indices individually, the stocks composing the indices or contracts related to the indices or their component stocks. An automatic call will be triggered only if both indices are above their respective Call Levels on one of the Review Dates and, if the notes are not called, your return on the notes at maturity will be determined by reference to the Lesser Performing Index. Therefore, your investment in the notes may not result in a return on such investment even if the index closing level of one of the two indices is above its respective Call Level on each Review Date. The two indices’ respective performances may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad-based rise in the performance of equities across diverse markets during the term of the notes.
  LIMITED RETURN ON THE NOTES – Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Lesser Performing Index, which may be significantly greater than the applicable call premium. Because the index closing level of either index at various times during the term of the notes could be higher than the index closing levels on the Review Dates and at maturity, you may receive a lower payment if the notes are automatically called or redeemed at maturity, as the case may be, than you would if you had invested directly in either index or both the indices.
  NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment on any Review Date or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale of the notes prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments.
  Accordingly, you should be able and willing to hold the notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES – The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the indices are denominated, although any currency fluctuations could affect the performance of the indices. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Affiliates of Morgan Stanley intend to offer to purchase the notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which affiliates of Morgan Stanley are willing to buy the notes.
  POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;

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    the expected positive or negative correlation between the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index, or the absence of any such correlation;
    interest and yield rates in the market generally;
    the exchange rate and volatility of the exchange rate between the dollar, the euro and the yen;
    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the index setting date and on the Review Dates could adversely affect the values of the indices and, as a result, could decrease the possibility of your notes being automatically called or the amount you may receive on the notes at maturity.

Historical Information

The following graphs set forth the historical performance of each of the indices based on the weekly index closing levels from January 4, 2002 through June 1, 2007. The index closing levels of the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index on June 8, 2007 were 4,376.42 and 17,779.09, respectively. We obtained the index closing levels below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The price source for determining the Ending Index Level for each index will be the Bloomberg pages “SX5E” and “NKY” for the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index, respectively, or any successor page.

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The historical levels of each index should not be taken as an indication of future performance, and no assurance can be given as to the index closing level of either of the indices on any Review Date. We cannot give you assurance that the performance of the indices will result in the return of any of your initial investment.

License Agreements

License Agreement between Nikkei Digital Media, Inc. and Morgan Stanley. As of the issue date of any notes, we will have received the consent of Nikkei Digital Media, Inc. to use and refer to the Nikkei 225 Index in connection with the notes. Nikkei Inc. (formerly known as Nihon Keizai Shimbun, Inc.), the publisher of the Nikkei 225 Index, has the copyright to the Nikkei 225 Index. All rights to the Nikkei 225 Index are owned by Nikkei Inc. See “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index—License Agreement between NIKKEI and Morgan Stanley” in Annex A of the accompanying prospectus supplement for review notes.

License Agreement between STOXX® Limited and Morgan Stanley. “Dow Jones EURO STOXX 50®” and “STOXX®” are registered trademarks of STOXX® Limited and have been licensed for use for certain purposes by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—Dow Jones Euro STOXX 50® Index—License Agreement between STOXX Limited and Morgan Stanley” in Annex A of the accompanying prospectus supplement for review notes.

ERISA

See “ERISA” in the accompanying prospectus supplement for review notes.

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